

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

Sean E. Quinn
Chief Financial Officer
Cimpress N.V.
Building D, Xerox Technology Park
Dundalk, Co. Louth
Ireland

      **Re: Cimpress N.V.**
          **Form 10-K for the Fiscal Year Ended June 30, 2018**
          **Filed August 10, 2018**
          **File No. 000-51539**

Dear Mr. Quinn:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Transportation and Leisure